Exhibit 99.1

EXPERIENCED OPERATIONS EXECUTIVE APPOINTED

Paringa Resources Limited (Paringa or Company) (NASDAQ: PNRL, ASX: PNL) is pleased to announce the appointment of Mr. Jim Middleton as Executive Advisor to Paringa Resources Board, with specific responsibility to provide guidance to the Company’s Poplar Grove coal mine in the United States, to assist in further developing safe, efficient, reliable and cost effective mine operations.

Mr. Middleton is an experienced underground mining executive with a long and successful history of running coal mining operations for major natural resource companies, including Glencore, BHP, Xstrata, Exxon Coal and Coal & Allied. Mr. Middleton has an extensive track record of developing, transforming and managing low cost, high productivity underground coal mines.

Mr. Middleton is a Mining Engineer with over 30 years coal mining experience, including qualifications in mine safety and management.  Since 1981, Mr. Middleton has held various technical, operational, and corporate positions in the coal industry. He was most recently Director of Glencore’s underground coal mining operations, and was Head of Operations for BHP’s Illawarra deep underground coal complex, comprising multiple underground coal mines.

Over his career Mr. Middleton has successfully led the strategy, exploration, project delivery and efficient operations of numerous coal mines.

For further information, contact:

Egan Antill	Dominic Allen
Chief Executive Officer	Vice President, Finance
eantill@paringaresources.com	dallen@paringaresources.com

Site Office:	373 Whobry Road | Rumsey | KY | 42371	Email:	info@paringaresources.com
New York Office:	28 West 44th Street, Suite 810 | New York | NY | 10036	Website:	www.paringaresources.com
Registered Office:	Level 9, 28 The Esplanade | Perth | WA | 6000	ABN:	44 155 922 010

About Paringa Resources

Paringa Resources Limited operates the low cost, high quality Poplar Grove Mine, part of the Buck Creek Complex located in the Illinois Coal Basin in western Kentucky. The Buck Creek Complex includes two thermal coal mines: (1) the operating Poplar Grove Mine with production capacity ramping up to 2.8 Mtpa; and (2) the permitted Cypress Mine with planned production capacity of 3.8 Mtpa. Construction of the Poplar Grove Mine has been completed and production ramp-up is underway. The Company also has plans to develop the Cypress Mine. Western Kentucky is one of the world’s best mining jurisdictions due to its access to low cost power, utilities, transportation and a non-union labour pool. Mining conditions at Poplar Grove are similar to those in neighbouring mines, which rank as some of the world’s most productive room-and-pillar operations.

Forward Looking Statements

This report may include forward-looking statements. These forward-looking statements are based on Paringa’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Paringa, which could cause actual results to differ materially from such statements. Paringa makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.